United States securities and exchange commission logo





                             October 27, 2022

       Robert Gayman
       Chief Executive Officer
       TechCru Inc.
       2300 West Sahara Ave, Ste 800
       Las Vegas, Nevada 89102

                                                        Re: TechCru Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed October 4,
2022
                                                            File No. 024-12012

       Dear Robert Gayman:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Summary of Offering, page 7

   1.                                                   Prominently disclose
that your CEO will control the company as a result of his holding of the Series A Preferred
shares. Highlight that investors will not be able to influence the company, including with
respect to the election of directors.
   2. We note references to Web3, Blockchain, Artificial Intelligence, Augmented Reality, and
                                                        Virtual Reality
technologies. It is unclear how your business intends to develop and sell products relating to
these technologies. Please revise to specify how each technology relates to your
business. Describe your current phase of development, including any material business
operations, for each technology.
   3. Your offering circular contains broad references to new or developing technologies but includes only a minimal
discussion of the company's business plan. Note that Rule
                                                        251(b)(3) provides that
Regulation A is not available for issuers of securities that are
 Robert Gayman
TechCru Inc.
October 27, 2022
Page 2
         development stage companies that have no specific business plan or purpose, or have indicated that their business plan is to merge with or acquire an unidentified company or companies. Please provide more information about the current stage of development of your business and service offerings, the expected capital expenditures required to develop the offerings, and the expected timeline for development.
Our Company, Industry and Overview
Emerging Integrated Technologies: Web3 and the Blockchain, page 10

4. Your disclosure in this section references blockchain and blockchain technology. To help investors better understand this aspect of your business, please disclose whether you have developed your own blockchain and, if so, describe the risks and challenges related to developing and maintaining the blockchain. Alternatively, disclose that you are or will be dependent on another blockchain and address the risks and challenges related to such reliance. Advise whether your business entails, or will entail, the creation, issuance or use of any crypto assets and, if so, how those crypto assets will be used. We may have further comments.
5. We note your reference to lightweight cryptocurrency wallets. Clarify whether the company intends to offer its own digital wallet. Additionally, disclose whether the company will accept digital assets as payment for services, or will otherwise hold any cryptocurrencies or other digital assets.
Risk Factors
The Company may sell Shares concurrently to certain investors on more favorable terms, page
17

6. We note your disclosure that the Company may, concurrently with this offering, sell shares to certain investors on more favorable terms. Revise to identify the terms and size of any such arrangement. Expand your discussion to address the related risks to investors in this offering. Additionally, please tell us the exemption you intend to rely on for the offer and sale of shares to the other investors and provide us with your analysis of how the concurrent offerings comply with Rule 152.
Exhibits
FirstName LastNameRobert Gayman
7. Given your reliance on the Regulation A exemption from registration to conduct this
Comapany   NameTechCru
       offering,            Inc. of subscription agreement to remove the
assertion that the shares
                 revise the form
Octoberbeing  offered
        27, 2022      are2registered under the Securities Act of 1933.
                   Page
FirstName LastName
 Robert Gayman
FirstName LastNameRobert Gayman
TechCru Inc.
Comapany
October 27,NameTechCru
            2022       Inc.
October
Page 3 27, 2022 Page 3
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Marion Graham, Law Clerk, at 202-551-6521 or Joshua Shainess, Legal
Branch Chief, at 202-551-7951 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology